Filed Pursuant to Rule 433
Registration Statement No. 333-202524
December 26, 2017

HSBC Vantage5 Index – video script version 2.0 (12.22.2017)



Video Shot	Script
	Hello and welcome to the HSBC Vantage5 Index educational video. This video will act as a guide to better understand the Vantage5 Index objectives and methodology. This video is not intended to provide information on any specific investment and prior to any investment, investors should carefully review the full written terms and conditions set forth in the respective offering documents.









The HSBC Vantage5 Index is a multi-asset, momentum based strategy that seeks to maximize returns for a given level of risk based on a portfolio of ETFs. On a monthly basis, the index selects from a basket of 13 ETFs across 5 asset classes including Equities, Bonds, Emerging Markets, Real Assets, and Inflation, as well as a Cash component. The Index is an excess return index, which reflects the Index return less the cost of funds. In addition, the Index includes a daily index maintenance fee of 85 basis points per annum.



The HSBC Vantage5 Index

is a multi-asset, momentum based strategy
that seeks to maximize returns for a given level of risk.

■ **HSBC Vantage5 Index**   ■ Barclays US Aggregate Bond Index (Excess Return)   ■ S&P 500® Index (Excess Return).

Source: Bloomberg and HSBC as of November 1, 2017

Note: All levels of the Vantage5 Index before March 15, 2017 are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical levels from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



In this chart, we compare the S&P 500 Index Excess Return and the Barclays US Aggregate Bond Index Excess Return to that of the HSBC Vantage5 Index. It is important to note that in this chart, the HSBC Vantage5 Index employs the use of simulated historical data and that past hypothetical performance results are neither indicative, nor a guarantee, of future returns.

Asset Class Components	Component Weighting	Allocation Methodology

Asset Class	Asset	ETF
Developed Equities 	U.S. Mid and Small Cap Equities U.S. Low Volatility Equities ETF U.S. Tech and Consumer Equities S&P 500 Equities Developed Market Equities (excluding U.S.)	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed Bonds	Treasuries Investment Grade Bonds High Yield Bonds	iShares® 20+ Year Treasury Bond ETF iShares® iBoxx Investment Grade Corporate Bond ETF iShares® iBoxx High Yield Corporate Bond ETF
Emerging Markets	Emerging Market Equities Emerging Market Bonds	iShares® MSCI Emerging Markets ETF iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	Real Estate Gold	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	Inflation Protected U.S. Bonds	iShares® TIPS ETF
Cash	Cash	Cash – Reinvested 3M Libor

▶ ◀◀ ▶▶



The Index is based on a multi-asset strategy of five asset classes and cash, and within those Asset classes are 13 ETFs.

Asset Class Components | Component Weighting | Allocation Methodology

Asset Class	Asset	ETF
Developed Equities	U.S. Mid and Small Cap Equities U.S. Low Volatility Equities ETF U.S. Tech and Consumer Equities S&P 500 Equities Developed Market Equities (excluding U.S.)	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed	Treasuries	iShares® 20+ Year Treasury Bond ETF
		...ate Bond ETF
		...d ETF
Emerging Markets	Emerging Market Bonds	iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	Real Estate Gold	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	Inflation Protected U.S. Bonds	iShares® TIPS ETF
Cash	Cash	Cash – Reinvested 3M Libor

To ensure a mixed exposure to a variety of asset classes,
each asset class has a maximum exposure.



To ensure a mixed exposure to a variety of asset classes, each asset class has a maximum exposure.


Asset Class Components	Component Weighting	Allocation Methodology

Asset Class	Max Exposure	ETF
Developed Equities	**60%**	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed		iShares® 20+ Year Treasury Bond ETF ...ate Bond ETF ... ETF
Emerging Markets	**30%**	iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	**30%**	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	**10%**	iShares® TIPS ETF
Cash	**50%**	Cash – Reinvested 3M Libor

Additionally, each individual ETF component is capped to prevent overweighting.





Additionally, each individual ETF component is capped to prevent overweighting.

Asset Class Components   **Component Weighting**   Allocation Methodology

Asset Class	Max Exposure	ETF Max %	ETF
Developed Equities	60%	20% 20% 20% 40% 20%	iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ Trust Series 1 (NASDAQ 100) SPDR S&P 500® ETF Trust iShares® MSCI EAFE ETF
Developed		40%	iShares® 20+ Year Treasury Bond ETF
			...ate Bond ETF
			...d ETF
Emerging Markets	30%	10%	iShares® JP Morgan Emerging Markets Bond ETF
Real Assets	30%	20% 20%	iShares® US Real Estate ETF SPDR® Gold Trust
Inflation	10%	10%	iShares® TIPS ETF
Cash	50%	50%	Cash – Reinvested 3M Libor

So how does the strategy work?





So, how does the Vantage5 Index strategy work?

Asset Class Components   Component Weighting   Allocation Methodology

• Strategy reviews all portfolio combinations
• Portfolio volatility calculated (annualized volatility of previous 126 five-day returns, observed daily)





On a monthly basis, the strategy reviews all combinations of the possible portfolios that comply with the asset class requirements.

The volatility of each portfolio is then calculated by observing the annualized volatility of the previous 126 five-day returns, observed daily.







	The strategy removes all portfolios with a volatility level in excess of 5%.



Asset Class Components   Component Weighting   Allocation Methodology

■ Volatility

Annualized volatility of the previous 126 5-day returns observed daily

25%

20%

15%   In rare cases when all portfolios have volatility above 5%,
the target is then raised by increments of 0.25% at a time and the process starts over.

10%

5%

0%

If none of the possible portfolios meet the volatility constraints, the volatility target is then increased by 0.25% until the two portfolios meet the increased target volatility level. Under these conditions, it is possible that the portfolios can be 100% in cash.



| | In rare cases when all portfolios have volatility above 5%, the target is then raised by increments of 0.25% at a time and the process starts over. This process ensures that only low volatility portfolios are used by the strategy. |





Once the total universe of portfolios has been narrowed down, the performance of each remaining portfolio is then calculated twice. The first calculation measures the performance over the previous three months, and the second calculation measures the performance over the previous six months.







It is from the remaining group of portfolios that the strategy selects two portfolios; the one with the best 3 month historical performance and the one with the best six month historical performance.







The weights of the two remaining portfolios are then averaged to create the Monthly Reference Portfolio for that upcoming month. Averaging the two portfolios of differing time horizons allows the investor to potentially benefit from both shorter and longer momentum trends.



Source: Bloomberg and HSBC as of November 1, 2017

HSBC Vantage5 Index	
Return (Annualized) 6.09%	**Volatility (Annualized)** 5.82%

Data from July 2011 - November 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



	Through the use of simulated back-testing, Please note these performance returns as follows.

Reasons for Potential Performance:

- Greater exposure to Equities

- Inclusion of Equity ETFs (QQQ and SPLV)

- No Intra-Month Volatility Cap

HSBC Vantage5 Index

Return (Annualized)	6.09%	Volatility (Annualized)	5.82%

Data from July 2011 - November 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.





This performance may be traced to:

A greater exposure to equities, within the context of volatility control, to increase the potential for overall performance.

Inclusion of equity ETFs such as the PowerShares QQQ and the S&P Low Volatility ETF

And the absence of an intra-month volatility cap, which allows the portfolio to capture more market potential.

To learn more about specific investments linked to the
HSBC Vantage5 Index, please consult with your
financial professional and visit vantage5.hsbcnet.com.

HSBC Vantage5 Index

Return (Annualized) 6.09%   **Volatility (Annualized)** 5.82%

Data from July 2011 - November 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



	Thank you very much for your interest in the HSBC Vantage5 Index.

Important Information

Any information relating to historical performance of the HSBC Vantage5 Index prior to March 15, 2017 contained in these materials is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Past performance is not an indication of future results nor a guarantee of future returns. The Index methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Use of Simulated Returns

Any historical performance information of the Vantage5 Index prior to March 15, 2017 included in this guide represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this guide. No representation is being made that the indices will achieve a performance record similar to that shown. Past performance is not an indication of future results nor a guarantee of future returns. In fact, there may often be sharp differences between hypothetical historical performance and actual performance.



Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.



Introduction   Index Methodology   Index Statistics   Risks and Information

HSBC

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.

HSBC has filed a registration statement (including a prospectus and the applicable supplements) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in a particular offering will arrange to send you the prospectus and the applicable supplements if you request them by calling toll-free 1-866-811-8049."